UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 25, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Auxilium Pharmaceuticals, Inc.

File No. 0-50855 - CF#33369

Endo International plc (successor to Auxilium Pharmaceuticals, Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information Auxilium Pharmaceuticals, Inc. excluded from the Exhibits to a Form 8-K filed on September 1, 2011.

Based on representations by Endo International plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1 through February 5, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary